April 3, 2026

Scott G. Davis
Chief Executive Officer
Ekso Bionics Holdings, Inc.
101 Glacier Point, Suite A
San Rafael , California 94901

       Re: Ekso Bionics Holdings, Inc.
           Revised Preliminary Information Statement
           Filed April 3, 2026
           File No. 001-37854
Dear Scott G. Davis:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:    Austin March